Exhibit 11


MARINER HEALTH GROUP, INC.
CALULATION OF SHARES (IN THOUSANDS) USED IN DETERMINING
NET INCOME (LOSS) PER SHARE (1)

                                         Year Ended December 31,
                                         -----------------------
                                        1994      1995        1996
                                        ----      ----        ----
Weighted Average common shares
     outstanding                        18,911    22,502    28,721
Dilutive effect of Common Stock
     equivilents                           340       253       489
                                        ------    ------    ------
Total Weight average number of
     common and dilutive common
     equivilent shares outstanding      19,251    22,755    29,210
                                        ======    ======    ======

(1) Fully diluted income (loss) per share has not been seperately presented, as the amounts would not be materially different from primary net income (loss) per share.